

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)444(JY)



03029982

8th September, 2003

03 SEP 11 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

SUPPL

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

BOC Hong Kong (Holdings) Limited
<u>Rule 12g3-2(b) File No.82-34675</u>

We enclose two announcements issued by BOC Hong Kong (Holdings) Limited in Hong Kong, both dated 5th September, 2003 for your attention.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

dlw 9/11

..../page 2

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830



Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

CD024 (2002-02, 4,000) W.

The Standard
6 September 2003

03 SEP 11 AM 7:21



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

2003 INTERIM RESULTS ANNOUNCEMENT

Chairman's Statement

The results of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (the "Group") for the six months to 30 June 2003 were fully audited. Following concerns voiced by the investing community and the public regarding a certain loan granted by our principal subsidiary Bank of China (Hong Kong) Limited ("BOCHK") and the departure of our former Chief Executive, we promptly decided to commission the audit. Under the unusual circumstances, we considered this a vital and necessary step because as a publicly listed financial institution that aspires to be among top-tier banks in the world, our top priority is to ensure good corporate governance and be fully accountable and transparent to our shareholders. As a result of this full audit, our financial statements for the six months to 30 June 2003 have been validated, with a view to dispelling any possible doubt that could have arisen.

The first six months of 2003 continued to pose formidable challenges to the Hong Kong economy. Recovery still seemed far off as unemployment figures kept climbing to record highs, deflation persisted, consumer credit demand further weakened and property prices continued to decline. The onslaught of Severe Acute Respiratory Syndrome ("SARS") towards the end of the first quarter added further uncertainties to the economy by dampening interest in investment and consumer spending. As a result, competition within the banking sector was intensifying and margins inevitably narrowed.

Notwithstanding all these challenges, business remained as usual for the Group during the interim period and our business performance on the whole remained quite stable. Two of our key growth areas, namely, treasury operations and wealth management performed exceptionally well. On the other hand, higher cost efficiency meant that we managed to achieve considerable savings in operating expenses and human resources spending while maintaining our productivity and quality of service. Before provisions, our operating profit in fact rose by 2.28%. However, the gains we achieved were offset chiefly by the negative result of property revaluation that revealed a further decline in the market value of property during the period under review. In addition, our net interest income also decreased whereas our net charge for bad and doubtful debts declined as well. As a result, the Group's profit before taxation decreased by 22.94% to HK$3,245 million and profit attributable to shareholders was HK$3,012 million, representing a decrease of 11.80%. Our earnings per share were HK$28.49 cents. The Board of Directors (the "Board") declared an interim dividend of HK$19.50 cents per share.

Notwithstanding this temporary drop in profit, the Group operates on a solid foundation. Our merger and restructuring exercise in October 2001 has greatly enhanced our competitive strengths and enabled us to position ourselves as a full-service financial institution that is integrated, efficient and forward-looking. We now operate under a sound corporate governance framework and management system. We firmly believe that good corporate governance is of paramount importance in ensuring that the interests of our shareholders, customers and employees are properly safeguarded.

The New Nongkai Loan incident, while having some short-term impact on us, has given rise to an excellent opportunity for us to conduct a review of our corporate governance, credit approval procedure, risk management and internal control mechanism. A Special Committee was established in early June for the purpose under the convenership of Senior Adviser Mr. Anthony Neoh, SC, and with Independent Non-executive Directors Dr. Victor Fung Kwok King and Mr. Shan Weijian as members. In accordance with its terms of reference, the Special Committee subsequently invited Mr. Richard Farrant, an internationally renowned banking expertise and currently Non-Executive Chairman of the UK Banking Standards Board, as Special Adviser. KPMG and Moores Rowland were also engaged to undertake different aspects of the review. The makeup and terms of reference of this Special Committee ensured that the review was comprehensive, objective and impartial.

The Special Committee duly completed its task and submitted its report to the Hong Kong Monetary Authority ("HKMA") and the Company's Board. More importantly, we are committed to embracing these findings and recommendations so that we can further improve our corporate governance, credit approval procedure, risk management and internal control. Furthermore, we will keep these functions under constant review, with a view to seeking improvement to our operational systems on a continuous basis. This is what we mean by reaching for higher standards.

On behalf of the Group, I wish to thank the Special Committee and everybody involved for their time, dedication and impeccable quality of work.

While the Hong Kong economy is gradually improving, we would expect the operating environment as a whole to remain difficult in the second half of the year as domestic demand continues to be weak and deflation and high unemployment persist. Under this economic climate, our strategy is to focus on the development of our wealth management business to meet customers' needs through product and service innovations, continue to reduce cost and improve overall operational efficiency in order to maximise shareholder value. The progress we have made in those areas so far speaks for the rightness of that strategy.

I am fully confident that our business model, strategy and people will help us realise our long-term potential. In the longer term, we have reason to believe that the operating environment for Hong Kong's banking sector will progressively improve, particularly under Closer Economic Partnership Arrangement ("CEPA"). At the same time, the growth of economic activities resulting from the further integration of Hong Kong with the Pearl River Delta will provide a new impetus for corporate and retail banking. The Group is well positioned to capitalise on all these new opportunities. On the back of gradual economic recovery and barring unforeseen circumstances, we are confident that our business development will stay on track.

I would like to take this opportunity to welcome again the appointment of Mr. He Guangbei, Executive Vice President of Bank of China ("BOC") and Director of the Company, as Executive Director, Vice Chairman and Chief Executive of the Company on 28 May 2003. Mr. He's banking expertise and international experience will be invaluable to us as we reach for newer and higher standards and go on to the next level of growth and development.

I wish to thank the Board of Directors for their counsel and guidance during a challenging period. Mr. Chia Pei-yuan retired from the Board in July 2003 for personal reasons. We thank him for his valuable contribution during his tenure and wish him all the best. I would also like to thank our shareholders and customers for their continued trust and support. Last but not least, a special vote of thanks must be extended to our staff for their hard work and devotion. I know I can continue to count on them for the Group's long-term success.

XIAO Gang
Chairman

Hong Kong, 5 September 2003

Chief Executive's Report

The first half of 2003 was highly demanding for Hong Kong's banking sector as a whole. The weak economic and market conditions were further exacerbated by the outbreak of SARS in March. The New Nongkai Loan episode, which occurred at the end of May, has aroused great concern about our Group's risk management system and corporate governance. The Board then proactively adopted a series of measures to address the issues and has gained full support from our management and staff during the course of their execution. Against this backdrop, we continued to develop our business in accordance with our strategy, streamline our operation in order to achieve higher cost-efficiency, and improve the diversity and quality of our service to meet customers' needs. We also continued to focus on delivering our promises to shareholders at the time of our Initial Public Offering and creating long-term shareholder value.

Half-year Performance

For the six months to 30 June 2003, the Group's operating profit before provisions was HK$6,139 million, up 2.28%, whereas operating profit after provisions was HK$4,470 million, up 5.52%. Profit attributable to shareholders was HK$3,012 million, a decrease of 11.80%. Earnings per share stood at HK$28.49 cents.

Notwithstanding the adverse economic environment, our business operations remained stable and we were able to continue with product and service innovation and explore opportunities for business development. Higher operating profit in the first half of the year was mainly attributable to the growth in other operating income and cost containment.

As a result of the growth in wealth management income and profit from treasury operations, our other operating income increased by 12.04% to HK$2,252 million. Leveraging our distribution channels, which have been integrated and strengthened under the BOCHK brand name after our restructuring and merger, we were able to increase our wealth management income, including income from the distribution of insurance products and fees from the sales of investment funds and retail bonds. By optimising our investment portfolio and launching new treasury products and services, net gains from other investments in securities, foreign exchange and dealing activities increased by 36.76% in the highly volatile markets.

These were offset by the decrease in net interest income of 4.46% to HK$6,584 million. Net interest margin decreased by 10 basis points resulting from a reduction of 6 basis points in net interest spread and a decrease of 4 basis points in the contribution from net free funds in the low interest rate environment.

On the other hand, we continued to streamline operating expenses, thereby achieving better cost efficiency. During the interim period, operating expenses decreased by 6.97% as a result of a reduction in staff costs by 7.21%. The total number of employees, including all the subsidiary companies, was 13,020 at 30 June 2003, compared to 13,439 at 31 December 2002. Savings from the reduction in rental expenses and from consolidation of business operations also helped to improve efficiency across the board. The cost to income ratio decreased by 2.05 percentage points to 30.52% for the first half of 2003, one of the lowest in the industry.

While the credit environment in Hong Kong remained one of the greatest concerns for the banking industry, the credit quality of our loan portfolio continued to improve and contribute to our profit. Net charge for bad and doubtful debts decreased by 5.49% to HK$1,669 million. New specific provisions for the Group decreased, reflecting the improvement in the overall quality of the loan portfolio despite additional provisions made for collateral devaluation and the negative impact of SARS.

The non-performing loan ("NPL") ratio improved from 7.99% at 31 December 2002 to 7.80% at 30 June 2003 — a result of credit controls, bad debt collection efforts and write-offs. We continued to maintain a high coverage for NPLs. The loan loss reserve ratio increased to 60.56%. The specific provisions and collateral coverage ratio for classified loans also increased to 90.87% at 30 June 2003.

After provisions, our operating result improved by 5.52%. However, the Group's overall results inevitably reflected the prevailing property market conditions, like other local banks.

(page 2)


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

During this period, we incurred a revaluation loss of HK$1,223 million on premises and investment properties. While the cost of our revaluation is not out of the norm, its impact on our profit attributable to shareholders is much more dramatic because little property revaluation reserves are available for offset against the fall in market value of the properties concerned as a result of the restructuring and merger on 1 October 2001. We will continue to review our portfolio of properties and make necessary adjustments in accordance with the Group's accounting policies.

For these main reasons, profit before taxation decreased by 22.94% to HK$3,245 million. After the write-back of a tax over-provision, the Group's profit attributable to shareholders during the first half of 2003 decreased by 11.80% to HK$3,012 million.

The Group's financial positions remained strong. Our capital and liquidity were maintained at high levels. Total capital ratio was 14.66% and tier-one capital ratio was 13.76%, compared to 13.99% and 13.12% respectively at the last year-end. The average liquidity ratio was 37.93% for the 2003 interim period, compared with 41.26% for the 2002 interim period.

Business Review

In the period under review, we continued to concentrate on business development and implement our strategic initiatives.

Our customer-focused banking services were enhanced through innovative and flexible product development as well as intensive staff training. Cross-selling efforts increased within our broad-based distribution network and across all business and customer segments. Cost efficiency was enhanced through business re-engineering, operations streamlining and the rationalisation of human resources. Our NPL ratio continued to decrease. The quality of residential mortgage loans and credit card advances improved. The risk profile of our asset mix was adjusted through increases in investments in securities and greater diversification in lending. We also continued to invest in technologies for sustainable business development and risk management improvement.

Retail Banking

In the prevailing low interest rate environment, the demand for wealth management products remained strong. Capitalising on our extensive distribution capability and focusing our marketing efforts, we achieved an overall income growth of approximately 3.6 times in the distribution of life insurance products as new insurance plans were launched to meet the diverse needs of our customers. Besides, guaranteed funds continued to be well received by the market and we also registered satisfactory results in the sale of open-ended funds.

As a major mortgage service provider, we continued to provide innovative mortgage products catering to customers with unique financial needs. Several new products, such as One-Stop Mortgage Insurance Programme and Smart Mortgage Insurance Programme, were introduced during the period and more will follow in the near future as we extend our reach.

Owing to a more effective credit management process, the quality of our residential mortgage portfolio continued to improve with the delinquency ratio, including rescheduled loans, dropped from 1.75% to 1.51%. Our credit card charge-off ratio also fell to 10.25% in the first half of 2003 from 12.33% in 2002, lower than the industry average.

The number of new Great Wall International Card and Great Wall Renminbi Card issued during the period grew substantially. Great Wall International Card increased its number of new cards issued and cardholder spending by 60% and 61% respectively over the same period last year. This card is specifically designed for Mainland customers who frequently travel and transact outside the country. There has also been a strong demand for Great Wall Renminbi Card, targeted at Hong Kong people who frequently travel to the Mainland. The number of new Great Wall Renminbi Card issued grew approximately 10 times compared to the first half of 2002.

Corporate Banking & Financial Institutions

We continued to consolidate our position as a leader in the local syndication market as we played an active role in arranging syndicated lending for blue-chip companies. In addition, we arranged syndicated loans for Hong Kong-listed companies and Mainland state-owned companies.

Asset quality improved as we increased lending to counter-cyclical sectors, such as utilities, and our exposure to the property investment sector reduced. Furthermore, we strove to increase the lending to local small and medium-sized enterprises ("SMEs") by actively broadening our SME loan product offering.

New treasury products were rolled out to facilitate asset and liability management of our corporate customers. We also strengthened our position with other financial institutions, as we became one of the first local banks to participate in the Transferable Loan Certificate Subprogram of the Debt Issuance Program of the Hong Kong Mortgage Corporation Limited. Furthermore, we were appointed as the clearing bank in Hong Kong for several Mainland financial institutions. During the period, we entered into a cooperation agreement with BOC that is expected to give further impetus to grow our business with Mainland financial institutions.

Treasury Operations

Notwithstanding the impact of the war in Iraq, SARS and the uncertainties of the US economy on global financial markets, we continued to optimise our investment portfolio, launch successful new products and contribute to our interim results.

We continued to enhance our service quality and broaden our product range. We provided bond trading services, equity-linked deposits and structured deposits to fulfil various investment preferences of our customers. We also extended foreign exchange trading hours, thus growing the number of customers and trading volume in the first half of 2003.

Mainland Branches and China-related Business

Last year, we established the China Business Head Office to coordinate and manage our Mainland branches. As a result, overall operating efficiency and business development improved. The operating profit before provisions of our Mainland branches increased by about 37%.

During the first half of 2003, three more of our branches and sub-branches in Shenzhen were authorised to offer Renminbi services. We now operate Renminbi business in eight locations in four Mainland cities.

In January, BOCHK and BOC jointly launched BOC Prestige Banking, a premier one-stop banking service designed exclusively for customers who frequently travel between Hong Kong and the Mainland.

Channels, Technologies and Operations

We continued to consolidate branches in order to maximise the utilisation of resources and achieve cost efficiency. As at 30 June 2003, we had 305 branches in Hong Kong, compared to 319 at the end of 2002. We also opened new service centres in selected areas in order to optimise our distribution network and capitalise on new business opportunities. e-Banking is vital to our rationalisation and expansion efforts. Since the end of 2002, the number of iT's Online Banking customers has increased by about 30%. Our efforts to optimise our network through technology and process improvement are on track and will proceed further.

The implementation of key components of our Information Technology Development Blueprint marked a key step in delivering the promise of major technology infrastructure upgrades. With the introduction of a new Customer Relationship Management System, we will be able to enhance our capability to provide premier services and products to customers. Management Control System, a new platform for the provision of management information, will enable us to manage risk better, to evaluate performance and to formulate sound strategies.

The Future and the Strategies

Moving ahead, we believe that there are new opportunities for the banking sector as a whole in the foreseeable future. The implementation of CEPA means the economic relationship between Hong Kong and the Mainland of China will be further strengthened for mutual gains, which is conducive to long-term growth. Strong in financial and business services, logistics and tourism, Hong Kong is well positioned to benefit from this development.

For BOCHK, we anticipate a growth in demand for banking services from enterprises that are establishing a firmer foothold in the Mainland after CEPA. It is likely that there will be more opportunities in trade financing and wealth management after CEPA and as China fulfils her obligations as a member of the World Trade Organisation.

We also believe it will be a positive factor for Hong Kong's banking sector should the offering of Renminbi banking services be allowed here. In collaboration with BOC, we will further enhance cross-border and integrated financial services to our customers to further strengthen our operations in the Mainland.

In the immediate future, with the SARS outbreak behind us, there are signs that the local economy is stabilising gradually, led by retail spending and tourism. Externally, we believe strong economic growth in the Mainland, coupled with the stabilised economic prospects in the US, would also be conducive to the improvement of Hong Kong's business environment. However, the second half of 2003 is still expected to be under the impact of deflation, margin pressure, slow consumption and subdued loan demand as well as high unemployment rate.

Under the circumstances, wealth management will remain one of our key initiatives in view of its promising growth potential. We will continue to pursue the cross-selling potential of our customer base through our extensive distribution network. Effective performance incentive and intensive staff training will be implemented to drive our cross-selling efforts.

Besides, consumer lending will continue to be our key focus in the future for it can help balance our loan portfolio. We will enhance our card business through service development and technology improvements. As the market sentiment improves, we expect residential mortgage lending will continue to grow and our strategy is to provide value-added services and products to our customers.

Should the economies of the US and Hong Kong recover at a faster pace in the second half of 2003, we believe business activities would increase as well. Trade finance will be the focus of our corporate banking business in the near future. Our aim is to serve the needs of corporate customers in trade payment and trade services.

SMEs represent an increasingly important segment of our corporate customers. We believe the establishment of the commercial credit reference agency in Hong Kong in the near future will facilitate the development of SME lending business. Committed to our customer-focused strategy, we are positioning ourselves to be one of the best providers of SME financial services in terms of flexibility and product range.

We understand that technology differentiates premier banking services. We are therefore committed to building the best electronic distribution channels for our customers. By leveraging our current technology infrastructure and through system enhancement, we aim to increase the use of our electronic distribution channels by our customers.

At the same time, we will continue to better manage cost through process re-engineering, branch network rationalisation and continuous implementation of our Information Technology Development Blueprint.

To the list of challenges we encountered in the last few months was added the New Nongkai Loan episode. The management and staff have been cooperating fully with the Special Committee and professional advisers in their investigations, and ensuring that business remained as usual during the process. As a forward-looking corporation, we are wholly committed to implementing the recommendations of the Special Committee in order to further improve our credit approval process, risk management and internal control procedure. We are also determined to further enhance our corporate governance

(page 3)



framework and transparency. We firmly believe that having gone through this enlightening process, the experience gained will make us even more mature and prudent as we move ahead in a more proactive and aggressive manner.

As the new Chief Executive, I am working very closely and wholeheartedly with my colleagues towards the Group's vision to be one of the premier banks in the region. After our restructuring and listing, with the Board's guidance and the support of various professional consultants, we have introduced a new operating system and control mechanism in line with the best international banking practices. As we move forward, we will continue to fine-tune and adjust our system and mechanism to ensure the highest standards of quality are maintained. Of equal importance is the need to advance our corporate culture and clearly define our Group's vision, mission and values. Meanwhile, we are working hand in hand with all our staff to implement all these important changes and to ensure that the interests of individuals will be aligned with those of the Company and shareholders. I am confident that the infrastructure and the people that we have will enable us to overcome the challenges we face, create better opportunities for the Group and deliver superior value to our shareholders in the long term.

HE Guangbei
Chief Executive

Hong Kong, 5 September 2003

Financial Review

Financial Performance

Summary of Operating Results

The Group's profit attributable to shareholders amounted to HK$3,012 million, a decrease of HK$403 million, or 11.80%, from the first half of 2002, which was mainly due to the loss from revaluation of premises and investment properties partly offset by the write-back of a tax over-provision. Operating profit before provisions increased by HK$137 million, or 2.28%, to HK$6,139 million. Earnings per share were HK$28.49 cents, down HK$3.81 cents from the first half of 2002. Return on average total assets fell by 0.12 percentage point to 0.82% and return on average shareholders' funds was 10.56%, a decline of 2.45 percentage points against 13.01% for the first half of 2002.

Net Interest Income

Net interest income fell by HK$307 million, or 4.46%, to HK$6,584 million, mainly attributable to the narrowing of spreads on lending and the fall in contribution from net free funds as a result of lower market interest rates. Average interest-earning assets increased by HK$3,231 million, or 0.46%, to HK$701,544 million. Net interest margin fell by 10 basis points, which was the combined effect of a reduction of 6 basis points in net interest spread and a reduction of 4 basis points in the contribution from net free funds.

Contribution from debt securities increased due to the redeployment of funds to debt securities from lower yielding short-term funds and interbank placements. Growth in low-cost savings deposits contributed to the lower funding cost. These positive effects, however, were offset by a decline in the average loan yield, mainly caused by a reduction in the best lending rate and the narrowing of spreads from intense market competition.

Other Operating Income

Other operating income increased by HK$242 million, or 12.04%, to HK$2,252 million, accounting for 25.49% of total operating income compared to 22.58% for the first half of 2002.

Net fees and commission income amounted to HK$1,377 million, an increase of HK$29 million, or 2.15%. This mainly reflected lower cash rebates for residential mortgage loans, a result of a fall in new mortgage loans made during the period.

Income from wealth management includes income from the distribution of insurance products, commissions on sales of investment funds, retail bonds and securities transactions executed for customers. There was a strong growth in wealth management income from the distribution of life insurance products. Other key positive factors for fees and commission income included increases in income from levy on low-balance Hong Kong dollar savings accounts and from continuous growth in payment services. However, these were offset by a reduction in loans related fee income.

Net gain from other investments in securities increased by HK$86 million, or 122.86%, to HK$156 million, mainly due to marked-to-market gains on debt securities. Owing to the increases in transaction volume and premium income from foreign exchange activities, net gain from foreign exchange activities rose to HK$478 million, an increase of HK$76 million, or 18.91%.

Operating Expenses

Operating expenses decreased by HK$202 million, or 6.97%, to HK$2,697 million, mainly due to a decrease in average headcount as well as continued emphasis on cost reduction throughout the Group. The cost to income ratio lowered by 2.05 percentage points to 30.52% for the first half of 2003, benefiting from productivity and operating efficiency improvements.

Staff costs fell by HK$127 million, or 7.21%, to HK$1,634 million. As a result of the decrease in rental expenses and the benefits from the rationalisation of business operations, premises and equipment expenses declined by HK$51 million, or 14.17%, to HK$309 million. These positive factors, however, were partly offset by increase in information technology expenses.

Charge for Bad and Doubtful Debts

The net charge for bad and doubtful debts decreased by HK$97 million, or 5.49%, to HK$1,669 million, while the ratio to average gross advances to customers declined by 0.08 percentage point to 1.04% for the first half of 2003. New specific provisions decreased by HK$752 million, or 22.86%, to HK$2,537 million, which was a result of an overall improvement in loan quality after the Group's June 2002 loan sale, partly offset by increase in provisions for collateral devaluation and the impact of SARS. Specific provision releases reduced by HK$691 million, or 58.91%, to HK$482 million. Recoveries also fell by HK$130 million, or 37.14%, to HK$220 million, reflecting the difficulties in recovering and collecting bad debts amid the lacklustre economic environment.

Net Loss from Revaluation of Fixed Assets

To reflect the decline in property value in Hong Kong in the first half of 2003, a revaluation of the Group's premises and investment properties was performed at 30 June 2003. All investment properties were revalued on the basis of their open market values by Chesterton Petty Limited, an independent professional valuer, resulting in a charge to the profit and loss account of HK$494 million in the first half of 2003. The Group had regard to the independent professional valuations carried out on a majority of the premises by the valuer. The revaluation of the Group's premises resulted in a charge to the profit and loss account of HK$729 million in the first half of 2003 and a decrease in the premises revaluation reserve of HK$49 million.

Financial Position

Balance Sheet Summary

Total assets amounted to HK$735,494 million at 30 June 2003, a decrease of HK$42 million, or 0.01%, from HK$735,536 million at 31 December 2002.

Short-term funds were reduced and redeployed into higher yielding debt securities. Investments in securities rose by HK$9,003 million, or 5.68%, to HK$167,636 million at 30 June 2003 from HK$158,633 million at 31 December 2002. Approximately 95% of securities holdings will mature within five years and approximately 71% of them were issued by banks and other financial institutions.

Advances to customers increased slightly by HK$147 million, or 0.05%, from HK$321,034 million at 31 December 2002 to HK$321,181 million at 30 June 2003. Excluding the write-offs of HK$1,732 million, the advances to customers would have grown by 0.59%. Corporate loans used in Hong Kong (including trade finance) increased by 1.80%, mainly in the transport, utilities and property development sectors. These growths were partly offset by decline in lending to the property investment sector and for the purchase of residential properties. Residential mortgage loans, including those under the Home Ownership Scheme and other government sponsored home purchasing schemes, decreased by HK$2,024 million, or 1.91%, to HK$103,785 million at 30 June 2003 from HK$105,809 million at 31 December 2002.

Fixed assets amounted to HK$17,921 million at 30 June 2003, a decrease of HK$2,291 million, or 11.33%, from HK$20,212 million at 31 December 2002. The decline was primarily due to the disposal of premises and investment properties of HK$730 million, deficits on revaluation of premises and investment properties of HK$1,272 million and depreciation charges. Major disposal during the period included Kincheng Bank Building and Sin Hua Bank Centre.

Total liabilities decreased by HK$741 million, or 0.11%, to HK$677,010 million at 30 June 2003 from HK$677,751 million at 31 December 2002.

Deposits from customers decreased from HK$600,977 million at 31 December 2002 to HK$585,135 million at 30 June 2003, a fall of HK$15,842 million, or 2.64%, reflecting our effective liability management. Customers continued to shift funds to savings deposits from time deposits under the low interest rate environment. Savings deposits rose by 10.63% and time, call and notice deposits declined by 9.81%.

The loans to deposits ratio rose by 1.47 percentage points to 54.89% at 30 June 2003, the effect of a marginal growth in customer advances against a decline in customer deposits.

Asset Quality

During the first half of 2003, Hong Kong's credit environment remained one of the greatest concerns for the banking industry. However, our non-performing loan ratio continued to improve, reducing from 7.99% at 31 December 2002 to 7.80% at 30 June 2003, attributable to our stringent credit controls, collection of bad debts and write-offs. The classified loan ratio also lowered from 7.98% at 31 December 2002 to 7.80% at 30 June 2003. During the period, low NPL formation, recoveries, and write-offs made up an improvement in asset quality. During the first half of 2003, approximately HK$2,924 million of classified loans were recovered through cash collections and collateral disposal, and HK$1,732 million of bad debts were written off.

Specific provisions as a percentage of non-performing loans increased from 33.66% at 31 December 2002 to 33.74% at 30 June 2003. The loan loss reserve ratio also rose from 58.51% at 31 December 2002 to 60.56% at 30 June 2003. The specific provisions and collateral coverage ratio for classified loans was 90.87%, compared with 90.08% at 31 December 2002.

The quality of the Group's residential mortgage portfolio improved. The combined delinquency and rescheduled loan ratio decreased from 1.75% at 31 December 2002 to 1.51% at 30 June 2003, which was better than the market average of 1.65%.

The quality of credit card advances also improved. The delinquency ratio fell from 1.34% at 31 December 2002 to 1.28% at 30 June 2003. The charge-off ratio decreased from 12.33% for the year 2002 to 10.25% for the first half of 2003, mainly due to the Group's effective credit controls.

Capital Management and Liquidity

The Group's capital strength remained robust. The consolidated capital adequacy ratio ("CAR") increased from 13.99% at 31 December 2002 to 14.66% at 30 June 2003. Capital base grew by 2.37% while unadjusted risk-weighted assets fell by 2.32%. The increase in capital base was due to an increase in retained profits. The decrease in risk-weighted assets was mainly attributable to a decrease in contingent liabilities and commitments.

The Group maintained a strong liquidity position with the average liquidity ratio of 37.93%, 3.33 percentage points lower than 41.26% for the first half of 2002.

(page 4)


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

The Directors of the Company are pleased to announce the audited consolidated results of the Group for the six months ended 30 June 2003 as follows:

Consolidated Profit and Loss Account

	Note	Half-year ended 30 June 2003	(Unaudited) As restated Half-year ended 30 June 2002
		HK$'m	HK$'m
Interest income		9,358	10,958
Interest expense		(2,774)	(4,067)
Net interest income		6,584	6,891
Other operating income	2	2,252	2,010
Operating income		8,836	8,901
Operating expenses	3	(2,697)	(2,899)
Operating profit before provisions		6,139	6,002
Charge for bad and doubtful debts		(1,669)	(1,766)
Operating profit after provisions		4,470	4,236
Net (loss)/ gain from disposal/ revaluation of fixed assets		(1,241)	8
Net gain/ (loss) from disposal of held-to-maturity securities and investment securities		1	(2)
Write-back of provision/ (provision) for impairment on held-to-maturity securities and investment securities		20	(7)
Net loss on disposal of a subsidiary		(1)	—
Write-back of provision/ (provision) for impairment on investments in associates		6	(30)
Share of net (losses)/ profits of associates		(10)	6
Profit before taxation		3,245	4,211
Taxation	4	(176)	(733)
Profit after taxation		3,069	3,478
Minority interests		(57)	(63)
Profit attributable to shareholders		3,012	3,415
Dividend	5	2,062	1,935
		HK$	HK$
Earnings per share	6	28.49cents	32.30cents

Consolidated Balance Sheet

	Note	At 30 June 2003	As restated At 31 December 2002
		HK$'m	HK$'m
ASSETS			
Cash and short-term funds		94,830	115,075
Placements with banks and other financial institutions maturing between one and twelve months		91,688	80,159
Trade bills		708	592
Certificates of deposit held		18,795	17,528
Hong Kong SAR Government certificates of indebtedness		30,540	29,110
Held-to-maturity securities		92,875	94,227
Investment securities		53	46
Other investments in securities		74,708	64,360
Advances and other accounts	7(a)	308,847	308,332
Investments in associates		399	483
Fixed assets		17,921	20,212
Other assets		4,130	5,412
Total assets		735,494	735,536
LIABILITIES			
Hong Kong SAR currency notes in circulation		30,540	29,110
Deposits and balances of banks and other financial institutions		38,485	29,957
Deposits from customers		585,135	600,977
Other accounts and provisions	8	22,850	17,707
Total liabilities		677,010	677,751
CAPITAL RESOURCES			
Minority interests		1,117	1,114
Share capital	10	52,864	52,864
Reserves	11	4,503	3,807
Shareholders' funds		57,367	56,671
Total capital resources		58,484	57,785
Total liabilities and capital resources		735,494	735,536

Consolidated Statement of Changes in Equity

	Share capital	Premises revaluation reserve	Investment properties revaluation reserve	Translation reserve	Retained earnings	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2002, as previously reported	52,864	141	18	(2)	(851)	52,170
Effect of adoption of SSAP 12 (revised)	—	(12)	—	—	(370)	(382)
At 1 January 2002, as restated	52,864	129	18	(2)	(1,221)	51,788
Net profit for the first half of 2002, as restated	—	—	—	—	3,415	3,415
Currency translation differences	—	—	—	1	—	1
Special dividend	—	—	—	—	(1,935)	(1,935)
Release to deferred tax liabilities	—	(22)	—	—	—	(22)
At 30 June 2002, as restated	52,864	107	18	(1)	259	53,247
Company and subsidiaries	52,864	107	18	(1)	106	53,094
Associates	—	—	—	—	153	153
	52,864	107	18	(1)	259	53,247
At 1 July 2002, as previously reported	52,864	141	18	(1)	632	53,654
Effect of adoption of SSAP 12 (revised)	—	(34)	—	—	(373)	(407)
At 1 July 2002, as restated	52,864	107	18	(1)	259	53,247
Net profit for the second half of 2002, as restated	—	—	—	—	3,372	3,372
Currency translation differences	—	—	—	(1)	—	(1)
Reclassification	—	5	(5)	—	—	—
Release from deferred tax liabilities	—	20	—	—	—	20
Revaluation of properties	—	46	(13)	—	—	33
Transfer on disposal of properties	—	(79)	—	—	79	—
At 31 December 2002, as restated	52,864	99	—	(2)	3,710	56,671
Company and subsidiaries	52,864	99	—	(2)	3,718	56,679
Associates	—	—	—	—	(8)	(8)
	52,864	99	—	(2)	3,710	56,671
At 1 January 2003, as previously reported	52,864	113	—	(2)	3,966	56,941
Effect of adoption of SSAP 12 (revised)	—	(14)	—	—	(256)	(270)
At 1 January 2003, as restated	52,864	99	—	(2)	3,710	56,671
Net profit for the first half of 2003	—	—	—	—	3,012	3,012
Release from deferred tax liabilities	—	6	—	—	—	6
Revaluation of properties	—	(49)	—	—	—	(49)
2002 final dividend paid	—	—	—	—	(2,273)	(2,273)
At 30 June 2003	52,864	56	—	(2)	4,449	57,367
Company and subsidiaries	52,864	56	—	(2)	4,465	57,383
Associates	—	—	—	—	(16)	(16)
	52,864	56	—	(2)	4,449	57,367

	Retained earnings
Representing:	
2003 interim dividend proposed	2,062
Others	2,387
Retained earnings as at 30 June 2003	4,449

Consolidated Cash Flow Statement

	Half-year ended 30 June 2003	(Unaudited) Half-year ended 30 June 2002
	HK$'m	HK$'m
Cash flow from operating activities		
Operating cash outflow before taxation	(17,023)	(27,547)
Disposal of loans to the Cayman Islands Branch of Bank of China	—	8,722
Hong Kong profits tax refunded/ (paid)	369	(202)
Overseas profits tax paid	(4)	(11)
Net cash outflow from operating activities	(16,658)	(19,038)
Cash flow from investing activities		
Purchase of fixed assets	(40)	(26)
Proceeds from disposal of fixed assets	561	9
Purchase of investment securities	(6)	—
Proceeds from disposal of a subsidiary	157	—
Proceeds from dissolution of an associate	19	—
Dividend received from an associate	1	2
Loans repaid by associates	59	—
Net cash inflow/ (outflow) from investing activities	751	(15)
Cash flow from financing activities		
2002 final dividend paid	(2,273)	—
Dividend paid to minority shareholders	(54)	—
Net cash outflow from financing activities	(2,327)	—
Decrease in cash and cash equivalents	(18,234)	(19,053)
Cash and cash equivalents at 1 January	83,065	120,664
Cash and cash equivalents at 30 June	64,831	101,611

(page 5)


中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

Notes

1. Accounting policies

The accounting policies and methods of computation used in the preparation of the accounts are consistent with those used in the preparation of the Group's accounts for the year ended 31 December 2002. In the current year, the Group adopted the following revised Statement of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants ("HKSA") which is effective for accounting periods commencing on or after 1 January 2003:

SSAP 12 (revised): Income taxes

Any significant impact of adopting this SSAP has been shown on the respective notes to the accounts.

The comparative figures in respect of the Group's consolidated profit and loss account, cash flow statement, statement of changes in equity, and corresponding note disclosures, for the six month period ended 30 June 2002 are not audited. The Group's external auditors carried out a review of the interim financial statements for the six month period ended 30 June 2002 in accordance with the Statement of Auditing Standards 700 "Engagement to Review Interim Financial Reports" issued by the HKSA and issued a review report to the Board. The review report issued was unmodified from the specimen issued by the HKSA.

2. Other operating income

	Half-year ended 30 June 2003	(Unaudited) Half-year ended 30 June 2002
	HK$'m	HK$'m
Fees and commission income (Note)	1,690	1,705
Less: Fees and commission expenses	(313)	(357)
Net fees and commission income	1,377	1,348
Dividend income from investments in securities		
— unlisted investments	31	11
Net gain from other investments in securities	156	70
Net gain from foreign exchange activities	478	402
Net gain from other dealing activities	17	4
Gross rental income from investment properties	128	137
Less: Outgoings in respect of investment properties	(40)	(44)
Others	105	82
	2,252	2,010

Note:

Fees and commission income

	Half-year ended 30 June 2003	(Unaudited) Half-year ended 30 June 2002
	HK$'m	HK$'m
Bills and loans commissions	516	643
Payment services	151	138
Insurance	113	59
Securities brokerage	198	202
Asset management	82	75
Trust services	33	25
Guarantees	20	22
Credit card	249	234
Others		
— Safe deposit box	84	82
— BOC cards	21	26
— Dormant accounts	9	20
— Sundry	214	179
	1,690	1,705

3. Operating expenses

	Half-year ended 30 June 2003	(Unaudited) Half-year ended 30 June 2002
	HK$'m	HK$'m
Staff costs (including directors' emoluments)		
— salaries and other costs	1,511	1,632
— termination benefit	—	2
— pension cost	123	127
	1,634	1,761
Premises and equipment expenses (excluding depreciation)		
— rental of premises	107	137
— information technology	110	98
— others	92	125
	309	360
Depreciation on owned fixed assets	322	359
Auditors' remuneration	10	2
Other operating expenses	422	417
	2,697	2,899

4. Taxation

Taxation in the profit and loss account represents:

	Half-year ended 30 June 2003	(Unaudited) Half-year ended 30 June 2002
	HK$'m	HK$'m
Hong Kong profits tax		
— current year taxation	732	738
— over-provision in prior years	(718)	(6)
Deferred tax charge	160	3
	174	735
Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	—	(7)
	174	728
Investments in partnerships written off	—	6
Hong Kong profits tax	174	734
Overseas taxation	1	5
	175	739
Share of taxation attributable to associates	1	(6)
	176	733

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the first half of 2003. Taxation on overseas profits has been calculated on the estimated assessable profit for the first half of 2003 at the rates of taxation prevailing in the countries in which the Group operates.

The Group's tax over-provision of HK$718 million represents a write-back of excess tax provision made in prior years. This amount was written back after the finalisation of tax losses arising from predecessor merging branches and tax positions of BOCHK by the Inland Revenue Department in the first half of 2003.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships in which the Group is the majority general partner. The Group does not control the partnerships and consequently they are not consolidated in the Group's accounts. As at 30 June 2003, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet, amounted to HK$389 million (31 December 2002: HK$1,122 million). The Group's investments in partnerships are amortised over the life of the partnerships in proportion to the taxation benefits resulting from those investments.

The total assets and liabilities of the aforementioned partnerships are as follows:

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Assets	1,476	4,721
Liabilities	1,047	3,182

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	Half-year ended 30 June 2003	(Unaudited) Half-year ended 30 June 2002
	HK$'m	HK$'m
Profit before taxation	3,245	4,211
Calculated at a taxation rate of 17.5% (2002: 16%)	568	674
Effect of different taxation rates in other countries	(23)	(3)
Income not subject to taxation	(69)	(39)
Expenses not deductible for taxation purposes	255	109
Tax losses not recognised	2	2
Temporary differences not recognised	160	3
Over-provision in prior periods	(718)	(6)
Tax benefits from partnerships	—	(1)
Share of taxation attributable to associates	1	(6)
Taxation charge	176	733

5. Dividend

	Half-year ended 30 June 2003		(Unaudited) Half-year ended 30 June 2002	
	Per share HK$	Total HK$'m	Per share HK$	Total HK$'m
Special dividend paid	—	—	0.183	1,935
Interim dividend	0.195	2,062	—	—
	0.195	2,062	0.183	1,935

At a meeting held on 5 September 2003, the Board declared an interim dividend of HK$0.195 per ordinary share for the first half of 2003 amounting to approximately HK$2,062 million. This declared dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2003.

6. Earnings per share

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the first half of 2003 of approximately HK$3,012 million (first half of 2002: HK$3,415 million, as restated) and on the ordinary shares in issue of 10,572,780,266 shares (2002: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2003 (first half of 2002: Nil).

(page 6)


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

7. (a) Advances and other accounts

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Advances to customers	321,181	321,034
Accrued interest	1,894	2,006
	323,075	323,040
Provision for bad and doubtful debts		
— General	(6,197)	(6,363)
— Specific	(8,973)	(8,650)
	(15,170)	(15,013)
	307,905	308,027
Advances to banks and other financial institutions	942	305
	308,847	308,332

Non-performing loans are analysed as follows:

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Non-performing loans	25,049	25,659
Specific provisions made in respect of such advances	8,452	8,637
As a percentage of total advances to customers	7.80%	7.99%
Amount of interest in suspense	388	408

NPLs are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased. Specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 30 June 2003 and 31 December 2002, nor were there any specific provisions made.

(b) Provisions for bad and doubtful debts

2003	Specific	General	Total	Suspended interest
	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2003	8,650	6,363	15,013	408
Charged/ (credited) to profit and loss account	1,835	(166)	1,669	—
Amounts written off	(1,732)	—	(1,732)	(38)
Recoveries of advances written off in previous years	220	—	220	—
Interest suspended during the period	—	—	—	90
Suspended interest recovered	—	—	—	(72)
At 30 June 2003	8,973	6,197	15,170	388
Deducted from:				
— advances to customers	8,973	6,197	15,170	

2002	Specific	General	Total	Suspended interest
	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2002	10,621	6,541	17,162	610
Charged/ (credited) to profit and loss account	3,033	(178)	2,855	—
Amounts written off	(3,229)	—	(3,229)	(37)
Recoveries of advances written off in previous years	904	—	904	—
Amounts written off on disposal	(2,679)	—	(2,679)	—
Interest suspended during the year	—	—	—	296
Suspended interest recovered	—	—	—	(461)
At 31 December 2002	8,650	6,363	15,013	408
Deducted from:				
— advances to customers	8,650	6,363	15,013	

8. Other accounts and provisions

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Interest payable	815	1,167
Current taxation (Note 9(a))	924	544
Deferred taxation (Note 9(b))	446	328
Restructuring provision (Note)	649	649
Accruals and other payables	20,016	15,019
	22,850	17,707

Note:

Restructuring provision

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
At 1 January	649	666
Utilised during the period/ year	—	(17)
	649	649

The restructuring provision was made in relation to the restructuring and merger of the Group, which mainly represented the stamp duty payable that arose from restructuring activities of the Group.

9. Tax liabilities

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Current taxation (Note a)	924	544
Deferred taxation (Note b)	446	328
	1,370	872

(a) Current taxation

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Hong Kong profits tax	914	531
Overseas taxation	10	13
	924	544

(b) Deferred taxation

In the current period, deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts according to revised SSAP 12. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the first half of 2003 showing the impact of the adoption of revised SSAP 12, are as follows:

2003	Accelerated tax depreciation	Asset revaluation	Losses	Provisions	Other temporary differences	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2003, as previously reported	11	—	—	—	—	11
Effect of adoption of SSAP 12 (revised)	236	1,043	(2)	(1,009)	2	270
At 1 January 2003, as restated	247	1,043	(2)	(1,009)	2	281
(Credited)/charged to profit and loss account	(4)	(31)	—	204	(9)	160
Credited to equity	—	(6)	—	—	—	(6)
At 30 June 2003	243	1,006	(2)	(805)	(7)	435

2002	Accelerated tax depreciation	Asset revaluation	Losses	Provisions	Other temporary differences	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2002, as previously reported	8	—	—	—	—	8
Effect of adoption of SSAP 12 (revised)	197	1,230	(4)	(1,039)	(2)	382
At 1 January 2002, as restated	205	1,230	(4)	(1,039)	(2)	390
Charged/(credited) to profit and loss account	39	(189)	2	30	4	(114)
Acquisition of a subsidiary	3	—	—	—	—	3
Charged to equity	—	2	—	—	—	2
At 31 December 2002, as restated	247	1,043	(2)	(1,009)	2	281

(page 7)


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Deferred tax assets (Note)	(11)	(47)
Deferred tax liabilities	446	328
	435	281

Note: The amounts have been included in "Other assets".

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Deferred tax assets to be recovered after more than twelve months	(824)	(1,029)
Deferred tax liabilities to be settled after more than twelve months	259	262
	(565)	(767)

10. Share capital

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	100,000	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	52,864	52,864

11. Reserves

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Premises revaluation reserve	56	99
Translation reserve	(2)	(2)
Retained earnings	4,449	3,710
	4,503	3,807

12. Maturity profile

The maturity profile of assets and liabilities analysed by the remaining period as at 30 June 2003 and 31 December 2002 to the contractual maturity dates is as follows:

At 30 June 2003	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Assets							
Treasury bills	—	16,699	2,428	—	—	—	19,127
Cash and other short-term funds	6,615	69,088	—	—	—	—	75,703
Placements with banks and other financial institutions	15	73,858	17,815	—	—	—	91,688
Certificates of deposit held	—	4,755	4,268	9,573	199	—	18,795
Debt securities included in:							
— held-to-maturity securities	—	9,006	9,233	67,650	6,963	45	92,897
— other investments in securities	—	13,847	8,819	50,272	1,625	—	74,563
Advances to customers	24,093	19,645	27,319	128,077	96,867	25,180	321,181
Advances to banks and other financial institutions	—	1	1	550	390	—	942
Liabilities							
Deposits and balances of banks and other financial institutions	4,790	31,222	2,473	—	—	—	38,485
Deposits from customers	249,830	317,644	17,333	328	—	—	585,135

At 31 December 2002	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Assets							
Treasury bills	—	12,567	1,504	—	—	—	14,071
Cash and other short-term funds	5,007	95,997	—	—	—	—	101,004
Placements with banks and other financial institutions	21	72,411	7,727	—	—	—	80,159
Certificates of deposit held	—	1,921	6,589	8,824	194	—	17,528
Debt securities included in:							
— held-to-maturity securities	—	11,565	12,798	65,763	4,064	78	94,268
— other investments in securities	—	15,919	6,068	39,178	3,044	—	64,209
Advances to customers	26,979	17,172	25,702	124,813	100,533	25,835	321,034
Advances to banks and other financial institutions	—	1	1	303	—	—	305
Liabilities							
Deposits and balances of banks and other financial institutions	4,164	25,403	390	—	—	—	29,957
Deposits from customers	228,103	350,232	22,215	427	—	—	600,977

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand" and assets which are non-performing or which are overdue for more than one month as "Undated". In the case of an asset, which is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated before deduction of provisions, if any.

The analysis of other investments in securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

13. Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Direct credit substitutes	2,317	3,839
Transaction-related contingencies	4,067	2,286
Trade-related contingencies	15,626	16,409
Other commitments with an original maturity of:		
— under one year or which are unconditionally cancellable	77,965	75,844
— one year and over	54,457	64,402
	154,432	162,780

(b) Derivatives

The following is a summary of the notional amounts of each significant type of derivative:

	At 30 June 2003			At 31 December 2002		
	Trading	Hedging	Total	Trading	Hedging	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Exchange rate contracts						
Spot	24,598	—	24,598	13,697	—	13,697
Forward and futures contracts	971	—	971	224	—	224
Swaps	164,892	5,935	170,827	179,544	6,082	185,626
Foreign exchange option contracts						
— Currency options purchased	1,174	—	1,174	622	—	622
— Currency options written	27,472	—	27,472	28,633	—	28,633
	219,107	5,935	225,042	222,720	6,082	228,802
Interest rate contracts						
Interest rate swaps	78	20,194	20,272	228	20,055	20,283
Interest rate futures	156	—	156	—	—	—
	234	20,194	20,428	228	20,055	20,283
Bullion contracts						
— Bullion contracts	687	—	687	779	—	779
— Gold options purchased	5	—	5	—	—	—
— Gold options written	6	—	6	—	—	—
	698	—	698	779	—	779
Equity contracts						
— Equity options purchased	1,055	—	1,055	975	—	975
— Equity options written	764	—	764	873	—	873
	1,819	—	1,819	1,848	—	1,848
Other contracts						
— Bond options purchased	780	—	780	—	—	—
— Bond options written	780	—	780	—	—	—
	1,560	—	1,560	—	—	—
Total	223,418	26,129	249,547	225,575	26,137	251,712

The trading transactions include positions arising from the execution of trade orders from customers or transactions taken to hedge those positions.

(page 8)



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures, which do not take into account the effects of bilateral netting arrangements are as follows:

	At 30 June 2003	At 31 December 2002	At 30 June 2003	At 31 December 2002
	Credit risk weighted amount		Replacement cost	
	HK$'m	HK$'m	HK$'m	HK$'m
Contingent liabilities and commitments	31,942	45,936	N/A	N/A
Derivatives:				
— Exchange rate contracts	647	596	1,294	870
— Interest rate contracts	50	60	76	120
— Bullion contracts	4	5	10	13
— Equity contracts	31	33	13	17
— Other contracts	1	—	3	—
	733	694	1,396	1,020
Total	32,675	46,630	1,396	1,020

The contract or notional amounts of these instruments indicate the volume of transactions outstanding as at 30 June 2003 and 31 December 2002; they do not represent the amounts at risk.

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

14. Segmental reporting

(a) By class of business

	Half-year ended 30 June 2003					
	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income	4,987	1,275	322	6,584	—	6,584
Other operating income	1,445	639	422	2,506	(254)	2,252
Operating income	6,432	1,914	744	9,090	(254)	8,836
Operating expenses	(2,130)	(82)	(739)	(2,951)	254	(2,697)
Operating profit before provisions	4,302	1,832	5	6,139	—	6,139
Charge for bad and doubtful debts	(1,669)	—	—	(1,669)	—	(1,669)
Operating profit after provisions	2,633	1,832	5	4,470	—	4,470
Net loss from disposal/ revaluation of fixed assets	—	—	(1,241)	(1,241)	—	(1,241)
Net gain from disposal of held-to-maturity securities and investment securities	—	—	1	1	—	1
Write-back of provision for impairment on held-to-maturity securities and investment securities	—	19	1	20	—	20
Net loss on disposal of a subsidiary	—	—	(1)	(1)	—	(1)
Write-back of provision for impairment on investments in associates	—	—	6	6	—	6
Share of net losses of associates	—	—	(10)	(10)	—	(10)
Profit/(loss) before taxation	2,633	1,851	(1,239)	3,245	—	3,245
Assets						
Segment assets	313,249	403,275	18,459	734,983	—	734,983
Investments in associates	—	—	399	399	—	399
Unallocated corporate assets	—	—	112	112	—	112
	313,249	403,275	18,970	735,494	—	735,494
Liabilities						
Segment liabilities	598,742	75,796	192	674,730	—	674,730
Unallocated corporate liabilities	—	—	2,280	2,280	—	2,280
	598,742	75,796	2,472	677,010	—	677,010
Other information						
Additions of fixed assets	—	—	40	40	—	40
Depreciation	—	—	322	322	—	322
Amortisation of premium/ discount of held-to-maturity securities	—	348	—	348	—	348
Non-cash expenses other than depreciation/amortisation	1,669	—	—	1,669	—	1,669

	(Unaudited) Half-year ended 30 June 2002					
	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income	5,497	1,030	364	6,891	—	6,891
Other operating income	1,456	457	383	2,296	(286)	2,010
Operating income	6,953	1,487	747	9,187	(286)	8,901
Operating expenses	(2,260)	(88)	(837)	(3,185)	286	(2,899)
Operating profit/(loss) before provisions	4,693	1,399	(90)	6,002	—	6,002
Charge for bad and doubtful debts	(1,766)	—	—	(1,766)	—	(1,766)
Operating profit/(loss) after provisions	2,927	1,399	(90)	4,236	—	4,236
Net gain from disposal of fixed assets	—	—	8	8	—	8
Net loss from disposal of held-to-maturity securities and investment securities	—	(2)	—	(2)	—	(2)
Provision for impairment on held-to-maturity securities and investment securities	—	(7)	—	(7)	—	(7)
Provision for impairment on investments in associates	—	—	(30)	(30)	—	(30)
Share of net profits of associates	—	—	6	6	—	6
Profit/(loss) before taxation	2,927	1,390	(106)	4,211	—	4,211
Assets						
Segment assets	308,963	406,116	20,724	735,803	—	735,803
Investments in associates	—	—	366	366	—	366
Unallocated corporate assets	—	—	1,666	1,666	—	1,666
	308,963	406,116	22,756	737,835	—	737,835
Liabilities						
Segment liabilities	621,777	57,688	2,253	681,718	—	681,718
Unallocated corporate liabilities	—	—	1,786	1,786	—	1,786
	621,777	57,688	4,039	683,504	—	683,504
Other information						
Additions of fixed assets	—	—	26	26	—	26
Depreciation	—	—	359	359	—	359
Amortisation of premium/ discount of held-to-maturity securities	—	651	—	651	—	651
Non-cash expenses other than depreciation/amortisation	1,766	—	—	1,766	—	1,766

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month interbank rates of the relevant financial period. In addition, the gains and losses on the foreign exchange activities of the Group are included under "Treasury". The profit and loss information presented in this note has been prepared using inter-segment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

Unallocated items mainly comprise fixed assets of the Group, investment securities, investments in associates and other items that cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment that is the predominant user of the services provided by the unit. Operating expenses of other shared services, which cannot be allocated to a specific business segment, are included under "Unallocated".

(page 9)


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(b) By geographical area

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

15. Comparative figures

As further explained in Notes 4 and 9 to the accounts, due to the adoption of SSAP 12 (revised) "Income taxes" during the current period, the presentation of certain items and balances in the accounts have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform to the current period's presentation.

Unaudited Supplementary Financial Information

1. Capital adequacy ratio

	At 30 June 2003	At 31 December 2002*
Capital adequacy ratio	14.66%	13.99%
Adjusted capital adequacy ratio	14.87%	14.39%

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 30 June 2003 and 31 December 2002 and reported to the HKMA is analysed as follows:

	At 30 June 2003	At 31 December 2002*
	HK$'m	HK$'m
Core capital:		
Paid up ordinary share capital	43,043	43,043
Reserves	10,452	8,087
Profit and loss account	1,302	2,360
Minority interests	892	867
	55,689	54,357
Supplementary capital:		
General provisions for doubtful debts	5,077	5,200
Total capital base before deductions	60,766	59,557
Deductions:		
Shareholdings in subsidiaries or holding company	(449)	(482)
Exposures to connected companies	(841)	(918)
Equity investments of 20% or more in non-subsidiary companies	(117)	(171)
Investments in the capital of other banks or other financial institutions	(1)	(1)
	(1,408)	(1,572)
Total capital base after deductions	59,358	57,985

- Prior year comparatives have not been restated on adoption of SSAP 12 (revised) "Income taxes".

3. Liquidity ratio

	Half-year ended 30 June 2003	Half-year ended 30 June 2002
Average liquidity ratio	37.93%	41.26%

The average liquidity ratios for the half-year ended 30 June 2003 and 30 June 2002 are calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the period.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net option position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

At 30 June 2003

Equivalent in millions of HK$

	US Dollars	Pound Sterling	Japanese Yen	Euro Dollars	Swiss Franc	Australian Dollars	New Zealand Dollars	Macau Pataca	Renminbi Yuan	Others	Total
Spot assets	161,334	8,619	12,040	19,666	146	19,876	10,009	137	1,023	7,132	239,982
Spot liabilities	(132,231)	(14,816)	(3,002)	(11,956)	(718)	(25,792)	(13,492)	(1)	(750)	(11,289)	(214,047)
Forward purchases	114,186	9,850	13,550	11,868	8,988	17,621	7,983	—	—	5,774	189,820
Forward sales	(142,654)	(3,786)	(22,645)	(19,957)	(8,358)	(11,824)	(4,561)	—	—	(1,639)	(215,424)
Net options position	(647)	13	8	182	—	216	178	—	—	51	1
Net long/(short) position	(12)	(120)	(49)	(197)	58	97	117	136	273	29	332

At 31 December 2002

Equivalent in millions of HK$

	US Dollars	Pound Sterling	Japanese Yen	Euro Dollars	Swiss Franc	Australian Dollars	New Zealand Dollars	Macau Pataca	Renminbi Yuan	Others	Total
Spot assets	168,003	7,641	19,227	16,688	404	23,525	11,809	141	611	5,176	253,225
Spot liabilities	(135,565)	(16,461)	(2,595)	(10,753)	(703)	(27,799)	(15,226)	(1)	(425)	(6,548)	(216,076)
Forward purchases	102,549	12,188	14,640	7,025	5,756	8,798	5,381	—	—	2,076	158,413
Forward sales	(138,686)	(3,474)	(31,354)	(13,279)	(5,491)	(4,541)	(1,884)	—	—	(703)	(199,414)
Net options position	(444)	13	—	41	—	192	100	—	—	101	3
Net long/(short) position	(4,145)	(93)	(82)	(278)	(34)	175	180	140	186	102	(3,849)

There were no significant net structural positions for the Group as at 30 June 2003 and 31 December 2002.

5. Segmental information

(a) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
— Property development	28,247	26,591
— Property investment	48,728	50,992
— Financial concerns	8,214	8,891
— Stockbrokers	84	82
— Wholesale and retail trade	23,709	23,781
— Manufacturing	13,122	12,834
— Transport and transport equipment	12,643	11,192
— Others	43,047	40,440
Individuals		
— Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	18,890	19,956
— Loans for purchase of other residential properties	84,895	85,853
— Credit card advances	3,385	3,554
— Others	7,950	8,469
Total loans for use in Hong Kong	292,914	292,635
Trade finance	9,195	8,873
Loans for use outside Hong Kong	19,072	19,526
Gross advances to customers	321,181	321,034

(b) Geographical analysis of gross advances to customers, overdue advances and non-performing loans

The following geographical analysis of gross advances to customers, advances overdue for over three months and NPLs is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Hong Kong	304,393	304,924
Mainland China	7,094	4,456
Others	9,694	11,654
	321,181	321,034

(ii) Advances overdue for over three months

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Hong Kong	15,760	17,060
Mainland China	923	1,402
Others	145	163
	16,828	18,625

(page 10)


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(iii) Non-performing loans

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Hong Kong	23,525	23,653
Mainland China	1,259	1,755
Others	265	251
	25,049	25,659

6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'m	HK$'m	HK$'m	HK$'m
At 30 June 2003				
Asia, other than Hong Kong				
— Mainland China	31,677	2,081	8,046	41,804
— Others	43,608	680	4,855	49,143
	75,285	2,761	12,901	90,947
North America				
— United States	9,081	15,143	17,563	41,787
— Others	14,379	2,865	11	17,255
	23,460	18,008	17,574	59,042
Western Europe				
— France	30,858	—	2,837	33,695
— Germany	37,448	—	6,231	43,679
— Others	85,248	896	11,405	97,549
	153,554	896	20,473	174,923
Total	252,299	21,665	50,948	324,912

	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'m	HK$'m	HK$'m	HK$'m
At 31 December 2002				
Asia, other than Hong Kong				
— Mainland China	36,489	2,665	5,426	44,580
— Others	44,078	6,015	4,160	54,253
	80,567	8,680	9,586	98,833
North America				
— United States	8,133	10,594	15,703	34,430
— Others	12,158	2,647	14	14,819
	20,291	13,241	15,717	49,249
Western Europe				
— France	28,623	—	3,372	31,995
— Germany	36,172	—	10,743	46,915
— Others	81,220	1,451	9,139	91,810
	146,015	1,451	23,254	170,720
Total	246,873	23,372	48,557	318,802

7. Overdue and rescheduled assets

(a) Overdue and non-performing loans

	At 30 June 2003		At 31 December 2002	
	Amount	% of gross advances to customers	Amount	% of gross advances to customers
	HK$'m		HK$'m	
Gross advances to customers which have been overdue for:				
— six months or less but over three months	1,952	0.61%	2,240	0.70%
— one year or less but over six months	2,174	0.68%	3,486	1.08%
— over one year	12,702	3.95%	12,899	4.02%
Advances overdue for over three months	16,828	5.24%	18,625	5.80%
Less: Amount overdue for over three months and on which interest is still being accrued	(158)	(0.05%)	(550)	(0.17%)
Add: Amount overdue for three months or less and on which interest is being placed in suspense or on which interest accrual has ceased				
— included in rescheduled advances	1,319	0.41%	1,436	0.45%
— others	7,060	2.20%	6,148	1.91%
Gross non-performing loans	25,049	7.80%	25,659	7.99%

At 30 June 2003 and 31 December 2002, there were no advances to banks and other financial institutions that were overdue for over three months.

(b) Other overdue assets

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Overdue for:		
— six months or less but over three months	4	3
— one year or less but over six months	2	1
	6	4

As at 30 June 2003, other overdue assets represented the accrued interest.

(c) Rescheduled advances to customers

	At 30 June 2003		At 31 December 2002	
	Amount	% of gross advances to customers	Amount	% of gross advances to customers
	HK$'m		HK$'m	
Rescheduled advances to customers	1,335	0.42%	1,464	0.46%

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

Rescheduled advances are those advances that have been restructured or renegotiated because of a deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included under overdue advances. Rescheduled advances are stated after deduction of accrued interest that has been charged to customers but accrued to a suspense account and before deduction of specific provisions.

As at 30 June 2003 and 31 December 2002, there were no rescheduled advances to banks and other financial institutions.

8. Repossessed assets held

	At 30 June 2003	At 31 December 2002
	HK$'m	HK$'m
Repossessed assets held	1,703	2,097

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers. Upon repossession of the assets, the related loans and advances will continue to be recorded as loans and advances until all collection efforts have been exhausted and the repossessed assets are realised. Specific provisions will be made after taking into account the market value of the repossessed assets which are yet to be disposed. Upon disposal of the repossessed assets, any specific provisions previously made will be utilised to write off the loans and advances.

9. Risk management

Overview

Management of risk is fundamental to the business of the Group and is an integral part of its strategy. The principal types of risk inherent in the Group's business include credit risk, market risk (including interest rate and exchange rate risk), liquidity risk and operational risk. The Group's risk management goal is to maximise its long-term risk-adjusted return on capital, reduce the wide volatility in earnings and increase shareholder value, while maintaining its risk exposures within acceptable limits.

Risk Management Structure

BOCHK's risk management policies are designed to identify and analyse credit risk, market risk, liquidity risk and operational risk, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems. BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and products.

To achieve BOCHK's risk management goals, BOCHK established, in connection with its reorganisation, a more centralised, independent and comprehensive risk management structure that involves the following elements:

- a standardised corporate governance structure to provide active oversight and participation by the Board, committees and senior management;
- reporting lines that are independent of BOCHK's Strategic Business Units ("SBUs");
- uniform risk management policies, procedures and limits by which BOCHK identifies, measures, monitors and controls inherent risks;
- improved risk measurement, monitoring and management information systems to support business activities and risk management; and
- clearly defined risk management responsibilities and accountability.

BOCHK has developed and implemented comprehensive risk management policies and procedures to identify, measure, monitor and control credit risk, market risk, liquidity risk and operational risk across the organisation. The Risk Management Committee ("RMC") under the Board is responsible for approving risk management policies and procedures and significant asset and liability management policies proposed by the Asset and Liability Management Committee ("ALCO").

(page 11)


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Each SBU is responsible for the implementation of appropriate policies, procedures and controls in relation to risk management. Our Chief Risk Officer ("CRO") oversees and monitors the operations of the Risk Management Department and reports directly to the RMC. Our CRO is also responsible for assisting the Chief Executive on the bank-wide credit risk, market risk and operational risk management and submitting to the RMC the independent risk management report each month.

Our Chief Financial Officer ("CFO") has oversight responsibilities for the soundness of the Group's capitalisation and earnings. In addition, our CFO, with assistance of the Treasurer, monitors the bank-wide interest rate risk and liquidity risk and reports the financial position of the bank relating to interest rate risk and liquidity risk to the ALCO and the RMC on a regular basis.

BOCHK's principal banking subsidiaries, Nanyang Commercial Bank, Limited and Chiyu Banking Corporation Limited, also face the same types of inherent business risks and they adopt consistent risk management strategies and policies as BOCHK. These subsidiaries execute their risk management strategy independently and functionally report to BOCHK's management on a regular basis.

Purchase, Sale or Redemption of the Company's Shares

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Directors' Rights to Acquire Shares

On 5 July 2002, the following directors were granted options by BOC Hong Kong (BVI) Limited ("BOC (BVI)"), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 13,737,000 existing issued shares of the Company at a price of HK$8.50 per share. The option shares represent approximately 0.13% of the Company's issued share capital as at the date of grant and as at 30 June 2003. None of these options may be exercised within one year from 25 July 2002. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. 25% of the number of shares subject to such options will vest at the end of each year. No offer to grant any options under the Pre-Listing Share Option Scheme may be made on or after 25 July 2002, the date on which dealings in the Company's shares commenced on the Stock Exchange of Hong Kong Limited ("Stock Exchange").

Particulars of the options granted to the directors under the Pre-Listing Share Option Scheme are set out below:

				Number of share options					
	Date of grant	Exercise price (HK$)	Exercisable period	Granted on 5 July 2002	Balances as at 1 January 2003	Exercised during the period	Surrendered during the period	Lapsed during the period	Balances as at 30 June 2003
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	–	–	–	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
PING Yue	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
LIU Mingkang*	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,735,200	1,735,200	–	1,735,200	–	–
LIU Jinbao*	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,735,200	1,735,200	–	–	–	1,735,200**
Total:				13,737,000	13,737,000	–	1,735,200	–	12,001,800

* Resigned with effect from 28 May 2003.

** According to the terms of the Pre-Listing Share Option Scheme, these options will remain exercisable before the expiration of three months after Mr. Liu's cessation as an employee of the Group and of BOC or any of its subsidiaries.

Save as disclosed above, at no time during the period was the Company or its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 30 June 2003, none of the directors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Substantial Interests in Share Capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 30 June 2003, the following corporations had interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	Number of shares interested	% of total issued shares
BOC	8,090,852,266	76.53%
BOC Hong Kong (Group) Limited ("BOCHKG")	8,072,852,266	76.36%
BOC (BVI)	8,072,852,266	76.36%

Note:

BOC (BVI) is a wholly owned subsidiary of BOCHKG, which in turn is a wholly owned subsidiary of BOC. Accordingly, BOCHKG and BOC are deemed to have the same interests in the shares of the Company as BOC (BVI) for the purpose of the SFO.

All the interests stated above represent long positions. Save as disclosed above, as at 30 June 2003, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

Compliance with the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions"

The accounts for the first half of 2003 fully comply with the requirements set out in the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

Compliance with the Code of Best Practice of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules")

The directors confirm that save and except that Independent Non-executive Directors are not appointed for a specific term but are subject to retirement by rotation and re-election at Annual General Meetings of the Company in accordance with the Company's Articles of Association, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period ended 30 June 2003.

Interim Dividend

The Board declared an interim dividend of HK$0.195 per ordinary share for the first half of 2003 on 5 September 2003 amounting to approximately HK$2,062 million, payable on Thursday, 9 October 2003 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 30 September 2003.

Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Wednesday, 24 September 2003 to Tuesday, 30 September 2003 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Tuesday, 23 September 2003.

Publication of Detailed Results Announcement on Stock Exchange's Website

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the websites of the Company (www.bochkholdings.com) and the Stock Exchange (www.hkex.com.hk) in due course.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 5 September 2003

File No. 82-34675

The Standard
6 September 2003

03 SEP 11 AM 7:21

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(the "Company")

ANNOUNCEMENT

REPORT OF THE SPECIAL COMMITTEE on Corporate Governance, Credit Approval Process, Risk Management and Internal Control Mechanisms of Bank of China (Hong Kong) Limited

The Special Committee has completed its review of the corporate governance, credit approval process and risk management and internal control mechanisms of the Bank. The section entitled "Summary of findings and recommendations" from the Report of the Special Committee together with a "Statement by the Board on the Special Committee's Report" are reproduced below, for information of shareholders and investors.

The full report of the Special Committee will be published and will also be posted on the Company's website at www.bochkholdings.com.

Introduction

This announcement is made by the Company pursuant to paragraph 2 of the Listing Agreement.

As stated in the Company's announcement dated 17th June, 2003, the remit of the Special Committee is "to review the credit approval, risk management and internal control processes of BOCHK, as well as the effectiveness of the high level controls exercised over these matters by the Board" including the circumstances surrounding the approval of the New Nongkai loan, and report to the Board through the Audit Committee. KPMG and Moores Rowland were also engaged to undertake a review on BOCHK under Section 59 of the Banking Ordinance.

Summary of findings and recommendations of the Special Committee

The Special Committee has completed its review of the corporate governance, credit approval process and risk management and internal control mechanisms of the Bank. The Section entitled "Summary of findings and recommendations" from the Report of the Special Committee is reproduced below for the information of shareholders and investors.

"The Committee submits the following findings and recommendations to the Board, through the Audit Committee:

(i) Current state of the New Nongkai loan ("the loan")

- *The bridging loan was HK$1.77 billion (which was the final amount drawn from a facility of HK$2.107 billion), of which HK$1.03 billion has been repaid, leaving HK$740 million outstanding as at 30 June 2003;*
- *As collateral for the outstanding loan, the Bank has a first legal charge over 75% of the shares of Shanghai Land;*
- *Receivers have been appointed to Shanghai Land, and there is HK$1.2 billion in a deposit in the name of the Receivers with the Bank. It is understood that the company has minor liabilities which could be applied against this deposit;*
- *The Special Committee is satisfied that active steps are being taken for recovery. The loan was assessed by Moores Rowland as part of their s.59 Review. They recommended that, as at 31 May 2003, a loan classification of "special mention" and, consistent with that, made no recommendation for a specific provision. However, the loan is currently classified by the Bank as "substandard", and a specific provision of HK$126 million has been made. PwC has concurred with this level of specific provision, included in the audited accounts for the six months ended 30 June 2003.*

(ii) Errors of judgment

- *The loan was granted according to the procedures and delegated authorities then applicable. Though large, it was not a loan which required Board approval, and therefore would not have come to the Board's attention until circumstances so required eg were it to become non-performing;*
- *As far as we could determine, the procedures were followed, but in our opinion the judgments surrounding the making of the loan were faulty:*
  - *Although the risks were identified at the start, they were not adequately addressed in the following respects:*
    - *The Bank never obtained sufficient information on Mr. Chau to be able to know his net worth and assess its accessibility;*
    - *In order to be repaid, the Bank relied on payments to be made against asset injections to be arranged by Mr. Chau into Shanghai Land, which depended on his good faith and honesty, and on the ability of Mr. Chau and Shanghai Land to comply with Hong Kong Stock Exchange Listing Rules;*
    - *The Bank accommodated Mr. Chau's request not to take mortgage rights over properties available for injection into Shanghai Land, based on his representations that the injection of properties so mortgaged might be deemed as "connected transactions". The Bank was thereby put into the position of having to rely on Shanghai Land shares as collateral, coupled with complex and resource intensive loan administration arrangements to protect the value of these shares, by ensuring that there was no dissipation of Shanghai Land's assets or accumulation of liabilities. This further increased reliance on Mr. Chau's good faith and honesty, since no foolproof protection system could be devised;*
    - *The bank officials involved in processing the loan showed lack of sensitivity to issues involved in compliance with the Listing Rules. Although the onus was on Mr. Chau through his professional intermediaries to do so, and bank officials did make it an express condition in the loan documentation that Mr. Chau should comply, there was always a risk that there would be public speculation that the Bank may have facilitated the evasion of the Listing Rules, whether or not there was evasion. Because of client confidentiality, the Bank would find it difficult to defend itself in public.*
  - *The Bank was thereby exposed to both credit and reputational risk disproportionate to the rewards deriving from the loan;*
  - *The loan having been made, its subsequent management has been satisfactory, although costly. It has been intensively monitored by management, and as the loan was performing until Mr. Chau's disappearance and the appointment of Receivers to Shanghai Land, there was no cause for the Board to become involved until that stage.*

(iii) Who was responsible

- *On the evidence available to the Special Committee, it found no cause to believe that the officials involved in the loan were motivated by anything other than what they saw as the Bank's best interests. It notes that Mr. Chau made an effort to deliver according to the terms of the loan, and did repay a substantial portion of it. Indeed, if the Extraordinary General Meeting of Shanghai Land, called for 3 June 2003 but then postponed, had approved the proposed further asset injection, only a very small amount of the loan would remain outstanding. Current recovery action indicates a possibility that the Bank may make substantial recovery perhaps with little or no loss to the Bank;*

(page 2)


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

- *Notwithstanding this, prudent banking practice requires the exercise of good judgment at the beginning, Mr. Chau has disappeared, and the Bank's reputation has been damaged by the adverse publicity surrounding the loan. Having considered the Moores Rowland Report and conducted its own independent inquiries, the Special Committee makes the following criticisms of the two most senior bank officials involved, in descending order of responsibility:*
    - *Mr. Liu Jinbao (former Chief Executive) failed to intervene in the transaction although he knew there were serious reservations, which had not been satisfied. He should have appreciated that Mr. Or's position as de facto Chairman of the Credit Committee would impede its effectiveness when dealing with a loan proposal which Mr. Or advocated, such as the New Nongkai loan;*
    - *Mr. Or Man Ah (Deputy Chief Executive for Corporate Banking) advocated the loan without having sufficient regard to the risks inherent in the transaction and the concerns of the Risk Management Department.*

(iv) Actions taken or to be taken immediately

- *The Credit Committee approval procedure is being replaced by a new procedure, centered on a new Credit Assessment Committee, addressing the imbalance between business generation and risk management and the inherent conflict of interest in the old system;*
- *The Special Committee recommends that the Board accepts Mr. Or's application for retirement bearing in mind his service record, which but for the lapse of judgment in this instance, has been a distinguished one. His ready acceptance of responsibility shows commendable sense of personal accountability that is entirely consistent with the high regard he is held by his colleagues;*
- *The Special Committee recommends that the Board address a note of its findings to BOC for Mr. Liu's role in the loan.*

(v) Building stronger foundations

- *Based on its review of the KPMG and Moores Rowland findings and its own, independent observations, the Special Committee is fully satisfied with the continuing integrity of the credit approval, risk management and internal control processes of the Bank. Following the merger from 12 predecessor banks, the Bank has been pursuing a steady program of implementation of the risk management and internal controls processes described in the Prospectus at its IPO and in its last Annual Report. The comprehensive review undertaken in the last three months of the Bank's credit approval, risk management and internal controls processes in the corporate banking business of the Bank shows that the Bank is on track with this program, but the Review has also given the Bank an opportunity to take stock of progress and to consider enhancements to these processes. This review has also afforded the bank an opportunity to take stock of its corporate governance against increasingly high expectations globally and consider improvements to meet these expectations;*
- *KPMG have identified a number of detailed deviations of Bank credit and risk management practice from the Bank's own policies and HKMA guidelines. Most of the variations relate to the Bank's own policies, and the Committee notes that the HKMA guidelines are expressed at a high level. The Special Committee is satisfied that the deviations from both internal policies and HKMA guidelines are not serious but should nonetheless be rectified as soon as possible, against a timetable agreed with HKMA, monitored by Internal Audit, reporting to the Audit Committee;*
- *Further detailed enhancements to risk management, credit approval and internal control processes have been identified by KPMG as desirable even though HKMA guidelines are met. Management should take these forward, subject to Board oversight;*
- *KPMG have similarly suggested detailed enhancements to the high level controls in place even though HKMA guidelines are met. The Special Committee likewise believes that the Chief Executive should take those forward by formulating detailed proposals to the Board in the manner set out in the section of this Report dealing with Corporate Governance;*
- *In this Report, the Special Committee wishes to highlight to the Board the areas of enhancements in processes and high level controls that will most benefit the Bank.*

(vi) Enhancing management structure

- *The Special Committee is satisfied that the present organizational and management structure has served the bank well, but drawing from the KPMG review, its own observations as well as discussions with the Chief Executive, believe that further enhancement of the existing organizational and management structure will benefit the Bank;*
- *Recognition of the importance of risk management, which is underlined by the lessons learnt from the New Nongkai Loan, should be enhanced. This could be done by elevating the position of Chief Risk Officer in seniority to rank alongside the heads of business generation, as Director of Risk. He will report directly to the Chief Executive and to the Board. His duty would be to ensure the Bank continues to maintain best international practice in credit, market, operational, legal and compliance risk control. This will require the position to be filled by a world class candidate, through competition open to inside and outside applicants;*
- *A new position of Chief Operating Officer should be established. His remit would be to help the Chief Executive co-ordinate and implement the many change programs now underway in the Bank, together with the enhancements proposed as part of this Review, and thereby deliver an operational capability for the Bank which meets best international practice. He will report directly to the Chief Executive and to the Board, and should rank alongside the existing Deputy Chief Executives. This will require the position to be filled by a world class candidate, through competition open to inside and outside applicants;*
- *In order that the Bank may achieve its ambition to become a first class international bank, the Chief Executive will need the full support of the Board to allow him the resources required to accomplish this. Not only will the Chief Executive need to recruit the best candidates for the two senior positions identified here by the Special Committee, he will have to design in conjunction with the Board, bank wide human resource and remuneration policies, which will be conducive to identifying and retaining the best candidates for all key positions in the bank;*
- *The Special Committee notes that the right human resource and remuneration policies need not increase overall cost but should aim at paying the right persons the right compensation and staffing the bank at a level which is supported by the business generated.*

(vii) Enhancing corporate governance

- *Though they have reported that the high level controls within the bank meet HKMA guidelines, KPMG have made a number of suggestions and recommendations about the Board committee structure, nominations, agenda management, self-assessment, and other matters of corporate governance. The Special Committee notes that all of these recommendations are broadly in line with thinking already underway within the Board and therefore deserve to be implemented, but some command more priority than others;*
- *The most immediate priority relates to independent non-executive directors, following Mr. Chia's retirement. His replacement should have experience which would ideally include one or more of the fields of corporate governance, change management, project management, and banking related risk management. In order to gain the desired spread within the experience spectrum just mentioned, possibly more independent non executive directors should be appointed;*
- *KPMG's has suggested the setting up of an Executive Committee and the appointment of additional executive directors. This recommendation deserves careful study. The Board should task the Chief Executive to conduct a study of the need and feasibility of an executive committee and if thought fit, to include detailed proposals in a report to the Board, within 6 months, bearing in mind the need for the Chief Executive to first attend to the enhancement of the management structure;*
- *The Special Committee recommends that Compliance (which is presently overseen by a Sub-Committee of the Audit Committee and comprised of Bank executives and a co-opted member from BOC) should be recognized as part of the risk management function of the Bank, and so recommends that the Board's Risk Management Committee should also become responsible for Compliance and the Risk Management Committee should immediately ask the Chief Executive to review whether he is satisfied that there is sufficient capability in the Legal & Compliance Department to provide compliance support to securities markets issues encountered in the Bank's lending transactions;*
- *The Board should task the Audit Committee to commission a more detailed review of the internal audit process against international banking best practice, to ensure that the Internal Audit function delivers the highest possible added value in addition to complying with best international practice;*
- *The Chief Executive should be tasked to assess KPMG's other detailed suggestions for their value in promoting operational efficiency and effectiveness of the Board, reporting to the Board within 3 months.*

(viii) Conclusion — reaching for higher standards

- *The making of the loan occurred soon after the Bank's creation from the merger of its predecessor banks, in the early stages of implementing its new risk management systems. The Special Committee believes that the key issue is a "people" issue since the key issue identified in the New Nongkai Loan is not failure of the risk management system but a lapse in judgment in a particular instance. Systems can be put in place but they are operated by people. So, it is essential to embed the values and principles of risk management already adopted and described in the Bank's 2002 Annual Report (on pages 124 and 125), at the management and operational levels of the Bank. The Bank has embarked upon this by the many projects brought underway since the merger and staff and management have been engaged at multiple levels. A new awareness is taking hold. The Review has enabled us to stand back, take stock and see how we might undertake this change better;*

(page 3)



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

- *The priority is to ensure that the Bank has an enhanced top management team to support the Chief Executive and in this respect, it is important to select, as soon as possible, the new Chief Operating Officer and Director of Risk. These should be persons with sufficient experience to bring international best practice into the Bank, and with the right qualities to bring forward the ambitious program of change that the Bank has already committed to undertake in its merger plans. The recruitment of a world class candidate to replace Mr. Or in the position of Deputy Chief Executive (Corporate Banking) will further enhance the Bank's top management team. The next priority is to make sure that the Bank has the human resource and compensation policies which are conducive to ensuring that the best candidates are placed and retained in all key positions in the Bank. Only then, can the Bank truly aspire to be a Bank which is capable of operating under best international practice;*
- *Board leadership will play a critical role in the effort to achieve best international practice. The Chief Executive should be given the fullest support by the Board to motivate the staff to implement the change program already under way, which this Review seeks to enhance. It is only through the joint effort of the Board, the management and the staff that the Bank may emerge as a stronger institution, ready to reach for higher standards."*

Statement by the Board on the Special Committee's Report

The Board met today to consider the Report of the Special Committee it established on 10th June 2003. The Statement by the Board on the Special Committee's Report is reproduced as follows :

"Since our restructuring and merger on an unprecedented scale in October 2001 and our public listing last year, we have been going through a rigorous process of transformation, during which we have strived to harmonize various systems and upgrade our standards, thus paving the way for BOCHK to become a first class international bank. To realize synergies generated by the restructuring and merger to improve operational efficiencies, we have been closely following the principles and practices of good corporate governance, which we firmly believe to be essential ingredients for BOCHK as a leading banking corporation and for Hong Kong as an international financial and commercial centre.

The New Nongkai episode was unfortunate. We regret that this episode stifled the incremental progress that we were achieving across all our operations. However, as an accountable and responsible company, we are determined to take immediate and proactive measures to ensure we remain on track with our transformation. At the same time, we recognize the importance of restoring public confidence and rebuilding our image in both the local and international arenas.

In response to the Special Committee's findings and recommendations, the Board met this morning and decided on the following:

1. ***The Board notes that the Special Committee is satisfied with the continuing integrity of the credit approval, risk management and internal control processes of the Bank but wishes to make use of the opportunity to enhance the Bank's management and corporate governance structure.** Accordingly, Management has been instructed:*

   (i) To rectify the deviations of Bank policies from the Hong Kong Monetary Authority's guidelines identified by KPMG, against a timetable agreed with HKMA. Progress will be monitored by the Audit Committee and reported to the Board on a quarterly basis; and

   (ii) To take forward the further enhancements in credit and risk management and internal control processes recommended by KPMG. It will produce an implementation plan and timetable, which should recognise that some enhancements are more urgent or easier to introduce than others. Management will be expected to make a quarterly report to the Board, and justify the reasons for not implementing any recommendations which it disagrees with.

2. *The Board has tasked the Audit Committee to commission a more detailed review of the internal audit process in the Bank against international banking best practice, to ensure that the internal Audit function delivers the highest possible added value in addition to complying with best international practice.*

3. *The Board has accepted the Special Committee's recommendation, which it notes is supported by the Chief Executive, that a Chief Operating Officer and Director of Risk should be appointed. The Board has decided that these posts should be filled by suitable world-class candidates, either from inside the Bank or outside, including the wider Bank of China Group. It has tasked the Chief Executive with managing a competitive selection process on the Board's behalf, prior to Board approval of the selected candidates. **In approving the recruitment of the two posts of Chief Operating Officer and Director of Risk, the Board wishes to make it clear that this does not imply any criticism or should in any way reflect adversely on the staff performing similar functions within the Bank.***

4. *The Board wishes to increase the number of independent non-executive directors. It endorses the Special Committee's view as to what would be useful experience at present. It has identified a candidate who will be appointed to replace Mr. Chia Pei-yuan who retired in July as soon as regulatory clearance is obtained and has also short-listed a few more potential candidates.*

5. *To enable the Board and its other committees to focus more on strategy and oversight of the business, and improve communication between the Board and Management, the Board has tasked the Chief Executive to conduct a study of the need and feasibility of an executive committee of the Board.*

6. *The Board has considered the criticisms made by the Special Committee of Mr. Liu Jinbao and Mr. Or Man Ah and accepts the Special Committee's findings. As Mr. Liu Jinbao is no longer working for the Bank, the Board will address a note of the findings of the Special Committee to the Bank of China. Mr. Or has applied for early retirement, and the Board has decided to accept his application, in view of his long service and previous contribution to the Bank. The Board wishes to place on record that Mr. Or readily accepted responsibility. This is a commendable display of a strong sense of personal accountability to the Bank that is entirely consistent with the high regard held by his colleagues for him. The Bank wishes him a happy retirement.*

*The Board believes that the work of the Special Committee has brought the episode to a close. The Bank should now continue to forge ahead with breaking new grounds and growing its business while progressing towards achieving its aim to become a first class international bank. **The Board would like to put it on record that the staff has been very understanding, committed and supportive during the Bank's restructuring and merger exercise and has remained so during this difficult period.** Together we have come through the New Nongkai episode, the SARS crisis and its economic ramifications as a stronger and better organization. We would like to thank our staff for their good work. The Board also wishes to express its gratitude to the Special Committee and everybody involved for their energy, commitment, and wise counsel."*

Report of the Special Committee

To ensure that the market and the shareholders do receive full information on the findings and recommendations of the Special Committee, the Board has decided to publish the full Report. Summaries of the findings of Moores Rowland and KPMG are attached as Appendices 3 and 4 respectively to the Report. A copy of the Report including the Appendices (in both English and Chinese) will be sent together with the Group's 2003 Interim Report and Audited Accounts to members of the Company. The Report is also available (in both English and Chinese) on the Company's website at www.bochkholdings.com. In case of queries about how to obtain copies of the Report or how to access the Report on the Company's website, please call the Company's hotline at (852) 2846 2700.

Definitions

Unless the context requires otherwise, the following words have the meanings set out below :

"Board"	means the Board of Directors of the Company;
"BOC"	means Bank of China, the ultimate holding company of the Company;
"BOCHK" or "Bank"	means Bank of China (Hong Kong) Limited, the principal operating subsidiary of the Company and an authorised institution under the Banking Ordinance;
"Chau"	means Mr. Chau Ching Ngai;
"Group"	means the Company and its subsidiaries;
"HKMA"	means the Hong Kong Monetary Authority;
"New Nongkai Loan"	means the loan advanced by BOCHK to New Nongkai Global Investments Limited for the purpose of financing the latter's acquisition of equity interest in Shanghai Land;
"PwC"	means PricewaterhouseCoopers, the auditors of the Group;
"Shanghai Land"	means Shanghai Land Holdings Limited, a company listed on the Stock Exchange of Hong Kong Limited.

By order of the Board
Jason CW Yeung
Company Secretary

Hong Kong, 5th September, 2003